
06019585

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 14 December 2006

SUPPL

Dear Sir

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 14th December 2006.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL


PROCESSING
SECTION
RECEIVED
DEC 2 7 2006
161
SEC MAIL
WASH., D.C.

J Sainsbury plc
14 December 2006

J Sainsbury plc received notification on 14th December 2006 that Tradewinds NWQ Global Investors, LLC no longer hold a reportable interest in the Company.

End

J Sainsbury plc
14 December 2006

J Sainsbury plc received notification on 14th December 2006 that Tradewinds NWQ Global Investors, LLC no longer hold a reportable interest in the Company.

End

J Sainsbury plc
14 December 2006

J Sainsbury plc received notification on 14th December 2006 that Tradewinds NWQ Global Investors, LLC no longer hold a reportable interest in the Company.

End

J Sainsbury plc
14 December 2006

J Sainsbury plc received notification on 14th December 2006 that Tradewinds NWQ Global Investors, LLC no longer hold a reportable interest in the Company.

End

J Sainsbury plc
14 December 2006

J Sainsbury plc received notification on 14th December 2006 that Tradewinds NWQ Global Investors, LLC no longer hold a reportable interest in the Company.

End